[redacted]

08027559

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52250

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
HANSON McCLAIN RETIREMENT NETWORK LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3620 FAIR OAKS BLVD., SUITE 300
(No. and Street)

SACRAMENTO	CALIFORNIA	95864
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JAMES WILLIAMS (415) 492-8975
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CLARIDAD AND CROWE
(Name – *if individual, state last, first, middle name*)

101 LARKSPUR LANDING CIRCLE, SUITE 311	LARKSPUR	CA	94939
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
FEB 28 2008
Washington, DC
101

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, PATRICK McCLAIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HANSON McCLAIN RETIREMENT NETWORK LLC, as of DECEMBER 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

WILLIAM K. BIEGLER
Commission # 1628997
Notary Public - California
Sacramento County
My Comm. Expires Dec 12, 2009

Signature

MANAGING MEMBER

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CLARIDAD & CROWE

Certified Public Accountants
A Partnership of Professional Corporations

101 Larkspur Landing Circle, Suite 311, Larkspur, CA 94939
Telephone (415) 464-8999
Facsimile (415) 464-9009

INDEPENDENT AUDITOR'S REPORT

To the Members
Hanson McClain Retirement Network LLC
Folsom, California

We have audited the statement of financial condition of Hanson McClain Retirement Network LLC as of December 31, 2007, and the related statements of operations, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hanson McClain Retirement Network LLC, as of December 31, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 14 through 17 is presented for purposes of additional analysis and is not part of the basic financial statements. The additional information is required by Rule 17a-5 of the Securities Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material aspects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities and Exchange Commission.

Claridad & Crowe

CERTIFIED PUBLIC ACCOUNTANTS

February 6, 2008
(except for Note 9, as to which the date is February 25, 2008)

HANSON McCLAIN RETIREMENT NETWORK LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2007

ASSETS

Cash and cash equivalents	$ 838,830
Accounts receivable	18,163
Other current assets	112,709
Other assets	6,803
Furniture and equipment, net of accumulated depreciation of $38,682	5,701
	$ 982,206

LIABILITIES AND MEMBERS' EQUITY

Liabilities	
Accounts payable	$ 125,874
Accrued expenses	78,937
State taxes payable	15,077
Tenant deposit	5,803
Total liabilities	225,691
Members' equity	756,515
	$ 982,206

See notes to financial statements.

HANSON McCLAIN RETIREMENT NETWORK LLC

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2007

REVENUES	
Marketing revenue	$ 5,799,323
Sublease income	64,631
Other income	62,951
Interest	3,512
	5,930,417
EXPENSES	
Compensation	1,426,977
Revenue sharing fees	252,884
Professional fees	1,491,008
Regulatory fees	5,213
Bad debt expense	50,712
Other operating expenses	600,862
	3,827,656
INCOME BEFORE INCOME TAXES	2,102,761
INCOME TAXES	15,877
NET INCOME	$ 2,086,884

See notes to financial statements.

HANSON McCLAIN RETIREMENT NETWORK LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

For the Year Ended December 31, 2007

Balance, December 31, 2006	$ 219,631
Net income	2,086,884
Distributions	(1,550,000)
Balance, December 31, 2007	$ 756,515

See notes to financial statements.

HANSON McCLAIN RETIREMENT NETWORK LLC

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 2,086,884
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	18,780
Change in assets and liabilities:	
(Increase) decrease:	
Deposit with clearing broker	25,000
Accounts receivable	7,334
Other current assets	(105,209)
Increase (decrease):	
Accounts payable	(46,155)
Accrued expenses	71,489
State taxes payable	(8,830)
Net adjustments	(37,591)
Net cash provided by operating activities	2,049,293
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions paid	(1,550,000)
Net cash used by financing activities	(1,550,000)
NET INCREASE IN CASH AND CASH EQUIVALENTS	499,293
CASH AND CASH EQUIVALENTS, December 31, 2006	339,537
CASH AND CASH EQUIVALENTS, December 31, 2007	$ 838,830

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Cash paid during the year for:	Income taxes	$ 24,707
	Interest	$ 0

See notes to financial statements.

HANSON McCLAIN RETIREMENT NETWORK LLC

NOTES TO FINANCIAL STATEMENTS

For the Year Ended December 31, 2007

NOTE 1 – Summary of Significant Accounting Policies

Organizational Structure and Business Activity

Hanson McClain Retirement Network LLC (the Company) was formed as a Limited Liability Company in California in July, 1998, with a termination date of July 1, 2028. Under this form of organization, the members are not liable for the debts of the Company.

The Company registered as a broker-dealer with the Securities and Exchange Commission in February, 2000, and is a member of the National Association of Securities Dealers. The Company provides marketing and training support to independent financial advisors.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make assumptions and estimates. These assumptions and estimates affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and reported amounts of revenues and expenses. Accordingly, actual results could differ from those estimates made.

Receivables

The Company evaluates its accounts receivable and estimates the provision for doubtful accounts receivable based on historical collection experience, delinquency rates, bankruptcies, and information obtained about and/or provided by the person or entity who owes the Company and other current economic conditions.

Past due balances over 30 days are reviewed individually for collectability. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. At December 31, 2007, the Company had no cash equivalents.

NOTE 1 – Summary of Significant Accounting Policies (continued)

Furniture and Equipment

Furniture and equipment are stated at cost and includes office furniture and equipment, business software and computers. Expenditures for repairs and maintenance which do not extend the useful life of the furniture and equipment, along with purchases below $1,000, are charged to expense as incurred. Upon retirement, the asset cost and related accumulated depreciation are relieved from the financial statements. Depreciation and amortization is computed using the straight-line method over the estimated useful lives ranging from 3 to 5 years.

Income Taxes

No provision or liability for federal income taxes has been made in the financial statements since the Company's income and losses are reported on the individual members' tax returns. The provision is for the annual California state limited liability minimum tax and annual fee and Texas franchise taxes.

Regulatory Requirements

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

Guaranteed Payments to Members

Guaranteed payments to members that are intended as compensation for services rendered are accounted for as expenses of the Company rather than as allocations of limited liability company net income.

NOTE 2 – Concentrations of Credit Risk

Cash Balance

The Company maintains cash balances at one financial institution. Accounts at the institution are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2007, the Company's uninsured cash balance totaled $931,097.

NOTE 2 – Concentrations of Credit Risk (continued)

Major Customers and Suppliers

Due to the nature of the Company's marketing and training support business, 86% of revenues during the year were generated from marketing partners registered with Securities America, Inc. (SAI). In 2007, the Company's largest source of independent operating costs was its legal counsel, Diepenbrock Harrison, which represented 34% of the Company's expenses for the year. The amounts paid to Diepenbrock Harrison are included in professional fees in the statement of operations.

NOTE 3 – Furniture and Equipment

Furniture and equipment consists of the following at December 31, 2007:

Furniture and equipment	$ 21,726
Office equipment	17,728
Business software and computers	4,929
	44,383
Less accumulated depreciation	(38,682)
	$ 5,701

NOTE 4 – Retirement Plan

The Company sponsors a 401(k) Plan so that employees may contribute a portion of their pretax income into a retirement fund. The Company elected to contribute $33,012 in 2007 to the 401(k) Plan to supplement employee contributions. This amount is included in compensation in the statement of operations.

NOTE 5 - Litigation

During the year, the Company was involved in a claim for breach of contract and/or declaratory relief against 27 joint marketing partners who have entered into Joint Marketing Agreements with the Company primarily concerning the termination provisions of the Joint Marketing Agreement. The 27 respondents were in two categories: (1) certain Joint Marketing Partners who have terminated their Agreements and (2) certain Partners who have not terminated their agreements but as to whom a declaration of rights and obligations is sought regarding their agreements. In its arbitration demand, the Company claimed that the terminating partners breached their Agreements when they failed to pay the specified termination payments as required under the Agreements. Additionally, the Company sought, as against all respondents, a declaration that the termination provisions are valid and enforceable. The respondents counter-claimed, asserting that the termination provisions were not enforceable and that they thus should be relieved of any obligation to make the termination payments.

NOTE 5 – Litigation (continued)

On November 27, 2007, the Arbitrator issued an Interim Award, which the Arbitrator clarified and confirmed on January 19, 2008. The Interim Award essentially finds that the respondents are not required to pay the Company the specified termination payments noted in the Agreements, but that the respondents are required to pay the Company three or seven year trail payments as provided for in the Agreements. The parties are briefing for the Arbitrator, which party, if any, is the prevailing party for purposes of recovering attorney fees and costs. The Company believes that it is the prevailing party for purposes of recovering its attorneys' fees and costs as to all of the respondents, except one. The Company has recorded an estimated liability of $75,000 for this respondent as of December 31, 2007, which is included in accounts payable in the statement of financial condition. No final arbitration award will be issued by the Arbitrator until the prevailing party issue is decided. The Company has been, and intends to continue, aggressively pursuing its claims.

NOTE 6 – Lease Commitments

Aggregate annual rentals for office space in Folsom, California under a noncancellable operating lease which expires in 2008 are $4,000.

Commencing in June, 2006, the Company relocated its office to Sacramento and is renting from one of its affiliates, Hanson McClain, Inc., on a month to month basis. Rent expense for the year ended December 31, 2007 of $115,482, is included in other operating expenses in the statement of operations, of which $27,060 was paid to Hanson McClain, Inc.

The Company has subleased its Folsom office space. Rental income from the lease was $64,631 for the year ended December 31, 2007 and is included in sublease income in the statement of operations.

During 2007, the tenant of the Company's Folsom office space failed to make its monthly lease payments for a period of time and subsequently closed down its business. The Company no longer recorded sublease income once it was determined that the tenant had shut down its business and has fully reserved the amounts still unpaid of $25,212 under the terms of the sublease. In January, 2008, the Company filed a claim against the former tenant seeking full payment of the amounts owed to the Company.

NOTE 7 – Related Parties

Liberty Reverse Mortgage, Inc. - The Company is affiliated with Liberty Reverse Mortgage, Inc. (LRM) and Hanson McClain, Inc. (HMI). Some of the officers of the Company are also officers and/or members of LRM or HMI. During 2007, HMI provided marketing, finance and accounting and related advisory services to the Company which are collectively considered administrative services fees to the Company. In 2007, LRM charged the Company $69,000 for these administrative services. These amounts are included in professional fees in the statement of operations. On November 1, 2007, LRM was sold to an entity independent of the Company and discontinued providing administrative services to the Company.

NOTE 7 – Related Parties (continued)

Securities America, Inc. – Effective January 1, 2005, the Company executed an Agreement with SAI and Reality Assets, Inc. (an affiliate of SAI) to purchase Realty Assets, Inc.'s 10% membership interest in the Company for $1,000. In addition, under the terms of this Agreement, the Company agreed to pay SAI a revenue sharing fee equal to five percent (5%) of all gross dealer concessions and all asset management fees received by the Company from registered representatives of SAI who are contracted with the Company. Said amounts are payable to SAI monthly. The Agreement continues indefinitely until terminated by either party upon at least 30 days written notice. Upon termination by the Company, or by SAI for Cause as defined in the Agreement, the Company will pay SAI $1,000,000 less amounts paid to SAI for revenue sharing fees up to the date of termination. The Company has paid cumulative revenue sharing fees of $686,302 through December 31, 2007. During 2007, the Company paid SAI $252,884 in such fees which are included in revenue sharing fees in the statement of operations.

Hanson McClain, Inc. – During 2007, one employee of the Company performed services on behalf of HMI. For the year ended December 31, 2007, $83,000 was received from HMI as reimbursement for such services and is netted in compensation in the statement of operations.

NOTE 8 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2007, the Company's net capital is $613,139, which is $563,139, in excess of the minimum amounts required. The Company's ratio of aggregate indebtedness to net capital at December 31, 2007 was .37 to 1.0.

The rule provides that equity capital may not be withdrawn, subordinated debt may not be repaid and cash dividends may not be paid if the resulting net capital would be less than the amounts required under the rule.

NOTE 9 – Subsequent Event

On January 1, 2008, the Company, the members of the Company and an affiliate of the Company, Hanson McClain Group, Inc. (HMG), entered into a Membership Interest Purchase Agreement (Purchase Agreement) whereby HMG purchased and acquired the minority membership interest in the Company directly from the minority member. The majority members of the Company are also the owners of a majority of the outstanding stock of HMG. This transaction did not result in a change in the ownership or control of the Company since less than 25% of the outstanding equity interest in the Company was sold.

NOTE 9 – Subsequent Event (continued)

On February 24, 2008, the Arbitrator issued the Order Deciding "Successful or Prevailing" Parties (the Order) with regard to the Interim Award discussed in Note 5. The Order finds that the Company is the prevailing party for all respondents except for the one which the Company has recorded an estimated liability as of December 31, 2007. The Order requires all applications for reasonable attorneys' fees and costs to be filed no later than March 10, 2008. The Company and Respondents have until March 14, 2008 to file comments and/or opposition to the filed applications for reasonable attorneys' fees and costs. The amount and any allocation of the attorneys' fees, costs, administrative fees and expenses, and the compensation and expenses of the Arbitrator will be decided solely on the written submissions unless any party requests in writing at or before the submission of the replies a telephonic or in person hearing. The parties may serve and file replies not later than March 31, 2008.

ADDITIONAL INFORMATION

HANSON McCLAIN RETIREMENT NETWORK LLC

COMPUTATION OF NET CAPITAL

December 31, 2007

NET CAPITAL	
Members' equity	$ 756,515
Less nonallowable assets:	
Accounts receivable	(18,163)
Other current assets	(112,709)
Other assets	(6,803)
Furniture and equipment, net	(5,701)
Total adjustments	(143,376)
NET CAPITAL	$ 613,139
AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition	
Accounts payable	$ 204,811
State taxes payable	15,077
Tenant deposit	5,803
	$ 225,691
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital requirement (6-2/3 % of aggregate indebtedness)	$ 50,000
Net capital in excess of minimum requirement	$ 563,139
Ratio of aggregate indebtedness to net capital	.37 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (Included in Part II of Form X-17A-5 as of December 31)	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 613,139
Net capital as reported herein	$ 613,139
Aggregate indebtedness as reported in Company's Part II (unaudited) FOCUS report	$ 225,691
Aggregate indebtedness, as reported herein	$ 225,691

HANSON McCLAIN RETIREMENT NETWORK LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3

December 31, 2007

An exception from Rule 15c3-3 is claimed, based on section (k)(2)(ii). All customer transactions are processed in accordance with Rule 15c3-1(a)(2).

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

December 31, 2007

Not applicable.

CLARIDAD & CROWE

Certified Public Accountants
A Partnership of Professional Corporations

101 Larkspur Landing Circle, Suite 311, Larkspur, CA 94939
Telephone (415) 464-8999
Facsimile (415) 464-9009

February 6, 2008

To the Members
Hanson McClain Retirement Network LLC
Folsom, California

We have audited the financial statements of Hanson McClain Retirement Network LLC for the year ended December 31, 2007, and have issued our report thereon dated February 6, 2008. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by U.S. generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary to express an opinion on the financial statements.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Hanson McClain Retirement Network LLC, that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-5(g)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Since the Company does not maintain customer accounts and does not handle securities, we have not made a study of the practices and procedures (including tests of compliance with such practices and procedures) relevant to the objectives stated in rule 17a-5(g) for (1) making the quarterly securities examinations, counts verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures as referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with

management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any system of internal accounting control of the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projections of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with procedures may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Hanson McClain Retirement Network LLC, taken as a whole. Our study and evaluation disclosed no condition that we believed to be of material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the Commission's objectives and nothing came to our attention that would indicate the Company had not complied with the condition of its exception under rule 15c3-3 during the year then ended.

This report is intended solely for the use of management and the Securities and Exchange Commission and other regulatory agencies pursuant to their requirements and should not be used for any other purpose.

Perry-Smith & Crowe

CERTIFIED PUBLIC ACCOUNTANTS

END